The Herbal Compliance Company
For the Period Ended April 30, 2017
With Independent Accountant's Review Report

The Herbal Compliance Company
Financial Statements
For the Period Ended April 30, 2017

Contents



Independent Accountant's Review Report

The Board of Directors
The Herbal Compliance Company

I have reviewed the accompanying balance sheet of The Herbal Compliance Company (the Company) as of April 30, 2017, and the related consolidated statement of operations, changes in stockholders' equity, and cash flow for the four months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona Hamza

Plano, Texas
May 1, 2017

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The Herbal Compliance Company
Unaudited
Balance Sheet

	April 30, 2017
Assets	
Current assets:	
Cash and cash equivalents	$ 128,071
Total current assets	128,071
Property and Equipment	
Equipment (see note 1)	5,172
Less: Accumulated Depreciation	(259)
Property and Equipment, net	4,913
Other assets (see note 2)	11,000
Total assets	$ 143,984
Liabilities and partners' equity	
Total current liabilities	$ —
Other long-term liabilities	—
Total liabilities	—
Stockholders' equity:	
Common Stock, par value $0.001:	
Authorized Shares – 5,000,000	
Issued and outstanding shares, 1,684,000	1,684
Additional Paid-in capital	182,316
Retained deficit	(40,016)
Total stockholders' equity	143,984
Total liabilities and stockholders' equity	$ 143,984

See accompanying notes.

The Herbal Compliance Company
Unaudited
Statements of Operations

	April 30, 2017
Revenues	$ -
Expenses:	
Advertising	2,190
Depreciation	259
Legal fees	4,000
Licenses and permits	2,000
Marketing	10,000
Other office expenses	2,041
Professional fees	18,800
Utilities	423
Travel and meals	303
Total operating expenses	40,016
Net income (Loss)	$ (40,016)

See accompanying notes.

The Herbal Compliance Company
Unaudited
Statements of Changes in Stockholders' Equity

	Common Stock, $.001 Par	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2016	$ -	$ -	$ -	$ -
Common stock issued	1,684	182,316	-	184,000
Net Loss			(40,016)	(40,016)
Balance at April 30, 2017	$ 1,684	$ 182,316	$ (40,016)	$ 143,984

The Herbal Compliance Company
Unaudited
Statements of Cash Flow

	April 30, 2017
Operating activities	
Cash receipt from customers	$ -
Cash paid for operating expenses	(39,757)
Cash paid for prepaid expenses	(11,000)
Net cash used by operating activities	(50,757)
Investing activities	
Purchase of property plant and equipment	5,172
Net cash used in investing activities	(5,172)
Financing activities	
Proceeds from capital contributed	184,000
Net cash provided by financing activities	184,000
Net increase in cash and cash equivalents	128,071
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 128,071

The Herbal Compliance Company
Notes to Financial Statements
April 30, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

The Herbal Compliance Company (the Company), an Arkansas corporation, is a consulting company that operates at arm's length to the medical marijuana industry. The Company provides legal, licensing, compliance, accounting, security, training and bill pay services to the customers who are in the business of medical marijuana.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and most software range primarily from three to five years.

The equipment consists of computer and software.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.

2. Other Assets

Other assets consist of bond fees for various bonds totaling five million dollars that the Company has secured as per industry requirements. This fee will be amortized over the life of bonds.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

As of the issuance of these financials, there were seven shareholders where one shareholder owns 54% of the shares.

4. Commitments and Contingencies

As of April 30, 2017, the Company has no commitments or contingencies.